SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

    Semitool, Inc.

(Name of Issuer)

    Common Stock

(Title of Class of Securities)

    816909105

(CUSIP Number)

    Joseph J. Sweeney

Senior Vice President, General Counsel and Corporate Secretary

Applied Materials, Inc.

3050 Bowers Avenue, Santa Clara, CA 95054

Tel: (408) 725-5555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    December 18, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816909105
1)	Names of Reporting Person Applied Materials, Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -32,947,706-
	(8)	Shared Voting Power -0-
	(9)	Sole Dispositive Power -32,947,706-
	(10)	Shared Dispositive Power -0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person -32,947,706-
12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented By Amount In Row (11) 100%
14)	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2009, by Applied Materials, Inc., a Delaware corporation (“Applied Materials”), with respect to the common stock, no par value per share, of Semitool, Inc., a Montana corporation (“Semitool”). As described in more detail below, Items 2, 4, 5 and 6 have been amended by this Amendment No. 1 as a result of the merger of Semitool with and into Jupiter Acquisition Sub, Inc., a Montana corporation and wholly-owned subsidiary of Applied Materials (“Acquisition Sub”), on December 21, 2009. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

The Schedule 13D is amended and supplemented as follows:

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by amending and restating Schedule A as attached hereto.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Offer expired at 12:00 midnight, Eastern Standard Time, on December 17, 2009. Based on final information provided by BNY Mellon Shareowner Services, the Depositary for the Offer, 31,383,084 shares, including 1,623,114 of such shares that were tendered pursuant to the Offer’s guaranteed delivery procedure, were validly tendered and not withdrawn immediately prior to the expiration of the Offer. The tendered shares represented over 95 percent of the outstanding shares of Semitool common stock as of the expiration of the Offer. All tendered shares have been accepted for payment in accordance with the terms of the Offer.

Following the completion of the Offer, on December 21, 2009, Applied Materials caused Acquisition Sub to effect a “short-form” merger under Montana law with Semitool. As a result of the Merger, the separate corporate existence of Semitool ceased and Acquisition Sub continued as the surviving corporation of the Merger and a wholly-owned subsidiary of Applied Materials.

At the Effective Time (as defined in the Merger Agreement) of the Merger:

(i) any shares of Semitool common stock then held by Semitool or any wholly-owned subsidiary of Semitool (or held in treasury) were canceled and retired and ceased to exist, and no consideration was delivered in exchange therefor;

(ii) any shares of Semitool common stock then held by Applied Materials, Acquisition Sub or any other wholly-owned subsidiary of Applied Materials were canceled and retired and ceased to exist, and no consideration was delivered in exchange therefor;

(iii) except as provided immediately above, each share of Semitool common stock, whether vested or unvested, then outstanding was converted into a right to receive, in cash (upon the proper surrender of the certificate representing such share), an amount equal to the Offer Price; and

(iv) each share of the common stock, $0.01 par value per share, of Acquisition Sub then outstanding was converted into and became one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the surviving corporation of the Merger.

The shares of common stock of Semitool will cease to be traded on The Nasdaq Global Select Market (“Nasdaq”) as of the open of market on December 22, 2009. Following the Effective Time, Nasdaq will file a Form 25 with the SEC to delist the shares of common stock of Semitool.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) — (b) As a result of the Merger, Acquisition Sub beneficially owns 32,947,706 shares of Semitool common stock, representing 100% of the issued and outstanding shares of Semitool common stock.

(c) Except for the transactions described in the Schedule 13D or this Amendment No. 1, neither Applied Materials nor, to the knowledge of Applied Materials, any person named in Schedule A attached to this Amendment No. 1, has effected any transaction in shares of Semitool common stock during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Items 4 and 5 of this Amendment No. 1 is hereby incorporated by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2009

APPLIED MATERIALS, INC.

By:	/s/ JOSEPH J. SWEENEY
Name:	Joseph J. Sweeney
Title:	Senior Vice President, General Counsel and Corporate Secretary

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF APPLIED MATERIALS

Executive Officers of Applied Materials

Name	Position
Michael R. Splinter	Chairman of the Board of Directors, President and Chief Executive Officer
Franz Janker	Executive Vice President, Corporate Account Management
George S. Davis	Senior Vice President, Chief Financial Officer
Manfred S. Kerschbaum	Senior Vice President, Chief of Staff
Mark R. Pinto	Senior Vice President, General Manager Energy and Environmental Solutions and Display and Chief Technology Officer
Joseph J. Sweeney	Senior Vice President, General Counsel and Corporate Secretary
Randhir Thakur	Senior Vice President, General Manager Silicon Systems
Chris Bowers	Group Vice President, General Manager Corporate Services
Ron Kifer	Group Vice President, Chief Information Officer
Mary Humiston	Corporate Vice President, Global Human Resources
Charlie Pappis	Corporate Vice President, General Manager Applied Global Services
Yvonne Weatherford	Corporate Vice President, Corporate Controller

All individuals named in the table above are employed by Applied Materials Inc. The address of Applied Materials’ principal executive offices is 3050 Bowers Avenue, Santa Clara, CA 95054.

Directors of Applied Materials

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed
Michael R. Splinter	President, Chief Executive Officer and Chairman of the Board of Directors of Applied Materials, Inc.	c/o Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, CA 95054

Aart J. de Geus	Chief Executive Officer and Chairman of the Board of Directors of Synopsys, Inc.	c/o Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, CA 95054

Stephen R. Forrest	Vice President for Research, University of Michigan	c/o Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, CA 95054

Philip V. Gerdine	Executive Director (Overseas Acquisitions), Siemens AG (retired)	c/o Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, CA 95054

Thomas J. Iannotti	Senior Vice President and Managing Director, Technology Solutions Group, Americas, Hewlett-Packard Company	c/o Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, CA 95054

Susan M. James	Consultant and former Partner at Ernst & Young LLP	c/o Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, CA 95054

Alexander A. Karsner	Former Assistant Secretary for Energy Efficiency and Renewable Energy, U.S. Department of Energy	c/o Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, CA 95054

Gerhard H. Parker	Executive Vice President, New Business Group, Intel Corporation (retired)	c/o Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, CA 95054

Dennis D. Powell	Executive Vice President, Chief Financial Officer, Cisco Systems, Inc. (retired)	c/o Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, CA 95054

Willem P. Roelandts	Chairman of the Board of Directors, President and Chief Executive Officer, Xilinx, Inc. (retired)	c/o Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, CA 95054

James E. Rogers	Chairman of the Board of Directors, President and Chief Executive Officer, Duke Energy	c/o Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, CA 95054

Robert H. Swan	Senior Vice President, Finance and Chief Financial Officer, eBay, Inc.	c/o Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, CA 95054